BB 3/4

05036290

CM 3/10

NITED STATES
ND EXCHANGE COMMISSION
hington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Huntleigh Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 5th Floor
(No. and Street)

St. Louis (City) — Missouri (State) — 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marjorie Kilpatrick — (314) 236-2246
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gruettemeyer & Co., P.C.
(Name – *if individual, state last, first, middle name*)

14615 Manchester Rd., Ste.204 (Address) — Manchester (City) — Missouri (State) — 63011 (Zip Code)

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

SEC RECEIVED
FEB 24 2005
179
WASH. D.C. PROCESSING SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sephen K. Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huntleigh Securities Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Security accounts of principal officers and directors that are classified as customer accounts (Debits $355,322, Credits $3,390)

Signature

Chief Executiv e Officer
Title

JO ANN BIGGS
NOTARY PUBLIC STATE OF MISSOURI
ST. LOUIS COUNTY
MY COMMISSION EXP.: 01/01/08

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTLEIGH SECURITIES CORPORATION

TABLE OF CONTENTS

GRUETTEMEYER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Huntleigh Securities Corporation (a Missouri corporation), (the Company) as of December 31, 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Huntleigh Securities Corporation as of December 31, 2004, and the results of their operations, and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I through IV is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gruettemeyer & Co., P.C.

St. Louis, Missouri
February 11, 2005

EXHIBIT A

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	374,401
Cash segregated under federal and other regulations (Note 3)		177,411
Deposits with clearing organizations (Note 9)		394,071
Receivable from broker/dealers and clearing organizations (Note 4)		1,974,869
Receivable from customers (Note 5)		19,772,648
Securities owned: (Note 6)		
Marketable, at market value		2,814,834
Not readily marketable, at estimated fair value		3,300
Equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $547,692		154,693
Other assets		243,483
TOTAL ASSETS	**$**	**25,909,710**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Short term bank loans (Note 7)	$	15,830,000
Drafts payable		625,109
Payable to broker/dealers and clearing organizations (Note 4)		1,746,810
Payable to customers (Note 5)		2,667,214
Securities sold, not yet purchased, at market value (Note 6)		1,240,172
Accounts payable, accrued expenses, and other liabilities		1,196,959
TOTAL LIABILITIES		**23,306,264**
Stockholders' Equity		
Common stock: Authorized 1,000,000 shares of $.25 par value, issued and outstanding 430,000 shares		107,500
Additional paid-in capital		2,467,592
Retained earnings		28,354
TOTAL STOCKHOLDERS' EQUITY		**2,603,446**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**25,909,710**

The accompanying Notes to Financial Statements are an integral part of this statement

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES		
Commissions	$	6,761,223
Principal transactions		1,586,771
Investment banking		840,189
Interest and dividends		1,275,730
Other income		505,649
TOTAL REVENUES	**$**	**10,969,562**
EXPENSES		
Commissions		4,213,265
Commissions - correspondent brokers		840,255
Employee compensation and benefits		2,178,804
Floor brokerage, exchange and clearance fees		436,099
Communications		760,286
Rent - office and equipment		531,520
Interest		338,537
Professional fees		102,078
Regulatory fees		151,866
Insurance		133,827
Depreciation and amortization		37,900
Licenses and taxes		10,107
Other operating expenses		987,054
TOTAL EXPENSES	**$**	**10,721,598**
Income Before Provision For Income Taxes		247,964
Provision For Income Taxes (Note 10)		--
NET INCOME	**$**	**247,964**

The accompanying Notes to Financial Statements are an integral part of this statement

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2004

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Treasury Stock	TOTAL
Balance - December 31, 2003	$ 107,500	$ 2,467,592	$ (4,610)	--	$ 2,570,482
Dividend (Paid)	--	--	(215,000)	--	(215,000)
Net income	--	--	247,964	--	247,964
Balance - December 31, 2004	**$ 107,500**	**$ 2,467,592**	**$ 28,354**	**$ --**	**$ 2,603,446**

The accompanying Notes to Financial Statements are an integral part of this statement

EXHIBIT D

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

OPERATIONAL CASH FLOWS		
Net Income	$	247,964
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation and amortization		37,900
Change in assets and liabilities:		
Increase in cash segregated under federal and other regulations		(125,293)
Increase in deposits with clearing organizations		(84,003)
Increase in receivable from broker-dealers and clearing organizations		(346,116)
Increase in receivable from customers		(5,664,763)
Increase in securities owned, net of short position		448,995
Increase in other assets		(12,176)
Increase in drafts payable		81,850
Increase in payable to broker-dealers and clearing organizations		843,352
Decrease in payable to customers		(26,596)
Increase in accounts payable, accrued expenses, and other liabilities		75,889
Net Cash (Used) By Operating Activities		**(4,522,997)**
Cash Flows From Investing Activities		
Purchase of equipment		(19,050)
Net Cash (Used) In Investing Activities		**(19,050)**
Cash Flows From Financing Activities		
Increase in short term bank loans		5,025,000
Dividend paid		(215,000)
Net Cash Provided In Financing Activities		**4,810,000**
INCREASE IN CASH AND CASH EQUIVALENTS		**267,953**
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR		**106,448**
CASH AND CASH EQUIVALENTS - END OF YEAR	**$**	**374,401**
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
Interest paid	$	338,537
Income taxes paid	$	--

The accompanying Notes to Financial Statements are an integral part of this statement

HUNTLEIGH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

1. Organization And Nature Of Business

Huntleigh Securities Corporation (the Company) is a registered broker/dealer under the Securities Exchange Act of 1934. In this capacity, it executes principal and agency securities transactions, provides investment banking services and offers correspondent clearing and execution services for other firms.

The Company has agreements with certain clearing organizations to clear certain of its proprietary and customer transactions. These agreements require cash and/or security deposits to be maintained.

The Company has entered into an agreement to clear all of its customer's regulated commodity futures and commodity options accounts on a fully disclosed basis.

2. Significant Accounting Policies

Securities and Commodity Transactions

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and market value is included in income.

Securities and commodity transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction date. Underwriting fee income is recorded at the time the underwriting is completed and the income is reasonably determinable.

Estimates And Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking

Investment banking revenue is recorded when a financing is completed and fees are reasonably determinable and collectible. Investment banking revenues include consulting fees as well as gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent.

2. Significant Accounting Policies (continued)

Cash Equivalents

The Company classifies liquid investments with a maturity of less than three months as cash equivalents. The Company maintains cash and cash equivalent balances at several financial institutions.

Fixed Assets

The Company adopted a fixed asset capitalization policy in the current year. All assets that do not exceed $3,500 are expensed in the year of acquisition.

Depreciation And Amortization

Depreciation is computed using straight-line and accelerated methods over estimated useful lives of three to seven years on capitalized assets.

Amortization of leasehold improvements is computed based on the term of the lease or the economic useful life of the improvement, whichever is less.

Drafts Payable

Drafts payable represent amounts drawn by the Company against a bank.

Fair Value of Financial Instruments

Management estimates that the aggregate net fair market value of financial instruments recognized on the statement of financial condition approximates their carrying value.

Securities-Lending Activities

Securities borrowed and securities loaned transactions are generally reported as collateralized financing except where other securities are used as collateral. Securities-borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

HUNTLEIGH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

2. Significant Accounting Policies (continued)

Collateral

The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

3. Cash Segregated Under Federal And Other Regulations

Cash of $52,411 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

Cash of $125,000 has been segregated in a special reserve bank account for the benefit of introducing broker/dealers who clear through the Company under Rule 15c3-3 of the Securities and Exchange Commission.

Restricted Cash

Cash and cash equivalents include $256,239 of cash not available for use by the Company. An equal amount is recorded as a liability to the broker/dealer who deposited the funds and is included in payable to broker/dealers. Only the depositing broker/dealer can instruct the disbursements of funds from these accounts.

4. Receivable From And Payable To Broker/Dealers And Clearing Organizations

Receivable from and payable to broker/dealers and clearing organizations are comprised of the following:

Receivable	
Deposit for securities borrowed	$ 1,761,200
Securities failed-to-deliver	16,053
From clearing organization	0
Other	197,616
	$ 1,974,869
Payable	
Deposits for securities loaned	$ 0
Securities failed-to-receive	1,359,639
To clearing organization	148,824
Other	238,347
	$ 1,746,810

5. Receivable From And Payable To Customers

Receivables from customers include amounts due on margin transactions and are generally collateralized by marketable securities. Payables to customers primarily represent free credit balances of customers and amounts payable against receipts of marketable securities. As of December 31, 2004, receivables from customers include $355,322 representing security accounts of officers and directors. Payables to customers include $3,390 representing security accounts of officers and directors.

6. Securities Owned And Securities Sold, Not Yet Purchased

Marketable securities owned and marketable securities sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
Governments	$ --	$ --
Stocks and warrants	2,212,063	1,240,172
Corporate obligations	--	--
State and municipal obligations	602,771	--
Unit Investment Trust	--	--
	$2,814,834	$1,240,172

Securities not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market. At December 31, 2004, these equity securities at estimated fair values amounted to $3,300.

7. Bank Loans

The bank renewed the Company's line of credit in August 2004. Bank loans represent short-term borrowings, which bear interest at a fluctuating rate based on the broker call rate and the bank's individual rates (current rate of 3.38% at December 31, 2004). The loans, aggregating $15,830,000 are collateralized by customers' margin and firm trading securities valued at approximately $17,600,000. The maximum borrowings available under these agreements are $25,000,000.

The Company has also agreed to furnish financial information on a monthly and annual basis and maintain excess net capital of at least $1,000,000. The Company is in compliance with the loan agreement.

HUNTLEIGH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

8. Commitments

The Company leases office space for its headquarters located in Clayton, Missouri. The lease term ends December 2009. The lease, for the Company's Chesterfield, Missouri branch office expires August 2008. The terms of these leases call for a graduated annual base rent schedule. The following is a schedule by year of future minimum payments required under the leases as of December 31, 2004:

Year	Minimum Payments	Year	Minimum Payments
2005	$368,531	2008	$381,279
2006	$380,984	2009	$352,200
2007	$390,233		

The Company also rents office space for its branch offices located outside of the St. Louis area under commercial office lease agreements. The average lease term is three years, with options to renew and include usual cost of living escalator clauses.

Office rent expense for all real property for the year ended December 31, 2004 amounted to approximately $441,000.

In the current year the Company entered into several copier and computer equipment leases. The operating lease terms are for periods of three to five years, payable monthly. For the year ended December 31, 2004 the total equipment lease rental expense was approximately $90,000. It is expected the annual equipment lease rental expense will approximate this amount over the remaining lease term.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.) At December 31, 2004, the Company had net capital of $1,701,814, which was 8.60% of aggregate debit balances and $1,306,192 in excess of required net capital.

HUNTLEIGH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

9. Net Capital Requirements (continued)

In order to be a clearing broker/dealer for other introducing broker/dealers, National Securities Clearing Corporation's standards require the Company to maintain a minimum of $1,000,000 in excess of required net capital. At December 31, 2004, the Company was in compliance with this requirement. A clearing deposit is also required to be calculated and maintained daily based on the volume of transactions pending settlement. At December 31, 2004, the daily clearing deposit amounted to $343,276 and is included in deposits with clearing organizations in the accompanying balance sheet.

10. Income Taxes

The Company has available loss carry forwards after applying current year's net income to offset future taxable income. The income tax benefits are not recorded due to uncertainties of future realization.

11. Related Party Transactions

The Company provides clearing services for one correspondent firm whose owner has a significant investment interest in the Company. Transactions between the entities are executed and subject to all compliance rules and regulations common in the securities industry.

Revenue earned, less clearing expenses, attributable to this correspondent firm was approximately $76,000 for the year ended December 31, 2004. Included in "Other Liabilities" at December 31, 2004 was approximately $23,000 payable to this firm.

12. Profit Sharing Plan

The Company sponsors a profit-sharing plan with a 401(k) deferred compensation provision. All employees are eligible to participate as long as they are at least 21 years of age and have completed six months of service. The Company's contribution is discretionary and is determined by its Board of Directors on an annual basis. For the year ended December 31, 2004, the Company did not contribute to the plan.

13. Contingencies

Legal Contingencies

Various legal claims arose during the normal course of business, which in management's opinion will have no material effect on the Company's financial statements.

14. Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2004, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2004.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur.

HUNTLEIGH SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2004

14. Financial Instruments With Off-Balance-Sheet Risk (continued)

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

SUPPLEMENTARY INFORMATION

HUNTLEIGH SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2004

NET CAPITAL:	
Total stockholders' equity	$ 2,603,446
Deduct stockholders' equity not allowable for net capital	--
Total stockholders' equity qualified for net capital	2,603,446
Deductions and/or charges:	
Non-allowable assets:	
Customer receivables - unsecured	1,009
Non-customer receivables	90,465
Securities not readily marketable	3,300
Equipment and leasehold improvements, net	154,693
Pre-paid and other assets	146,730
	396,197
Additional charges for customers' and non-customers' security accounts	15,855
Total deductions and/or charges	412,052
Net capital before haircuts on securities positions (tentative net capital)	2,191,394
Haircuts on securities:	
Trading and investment securities:	
State and municipal government obligations	35,169
Corporate obligations	450
Stocks and warrants	407,952
Undue Concentration	46,009
Total Haircuts	489,580
Net Capital	**$ 1,701,814**
Computation of Alternative Net Capital Requirements	
2% of aggregate debit items (or $250,000, if greater) as shown in the formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation	$ 395,622
Net Capital	**1,701,814**
Excess Net Capital	**$ 1,306,192**
Net Capital In Excess Of -	
4% of Aggregate Debit Items	**$ 910,570**
5% Of Aggregate Debit Items	**$ 712,759**
Reconciliation With Company's Computation (Included In Part II Of Form X-17A-5 As Of December 31, 2004)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,701,814
Net Capital Per Above	**$ 1,701,814**

HUNTLEIGH SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2004

Credit Balances	
Free credit balances and other credit balances in customers' security accounts	$ 3,290,323
Monies borrowed collateralized by securities carried for the accounts of customers	14,465,000
Customers' securities failed to receive	635,363
Credit balances in firm accounts which are attributable to principal sales to customers	28,939
Market value of stock dividends receivable over 30 days outstanding	15,855
Customer debit clearance	2,000
Total Credit Items	**18,437,480**
Debit Balances	
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	19,419,689
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	361,414
Failed to deliver customers' securities not older than 30 calendar days	--
Aggregate debit items	**19,781,103**
Less 3%	593,433
Total 15c3-3 debit items	**19,187,670**
Reserve Computation	
Excess of total debits over total credits - customers	$ 750,190
Excess of total credits over total debits - PAIB	(125,000)
Net excess debits over total credits	625,190
Required deposit	NONE
Reconciliation With Company's Computation (Included In Part II Of Form X-17A-5 As Of December 31, 2004)	
Excess As Reported In Company's Part II FOCUS report	$ 625,190
Excess Per Above Computation	**$ 625,190**

HUNTLEIGH SECURITIES CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2004

Information Relating to Possession or Control Requirements

1. Customers' fully paid excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3):	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3:	None
A. Number of items	None

HUNTLEIGH SECURITIES CORPORATION

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2004

This schedule is not applicable, as the Company clears all of its customer's commodity futures and option accounts on a fully disclosed basis with R.J. O'Brien & Associates, Inc.

GRUETTEMEYER & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
TEL: (636) 394-9017 FAX: (636) 394-6929

14615 MANCHESTER RD., SUITE 204
MANCHESTER, MISSOURI 63011

MARTIN E. GRUETTEMEYER, C.P.A.
JO ANN BIGGS, ASSOCIATE

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

In planning and performing our audit of the financial statements of Huntleigh Securities Corporation (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the U.S. Securities and Exchange Commission (SEC), National Association of Security Dealers (N.A.S.D.), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Brueggemann & Co., P.C.

St. Louis, Missouri
February 11, 2005